[redacted]

14040095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solowey & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6801 SW 101 Street
(No. and Street)

Miami	FL	33156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Solowey 305-668-3389
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas F Walsh CPA PA
(Name – *if individual, state last, first, middle name*)

2899 West Prospect Rd, Suite G	Fort Lauderdale	FL	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Solowey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solowey & Co., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Barry Solowey
Signature

Partner
Title

Notary Public
Ismenia Alfonso 2-26-14

ISMENIA ALFONSO
MY COMMISSION # FF 092112
EXPIRES: February 11, 2018
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRY AND SHERRY SOLOWEY

D/B/A SOLOWEY AND CO.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

CONTENTS

Thomas F Walsh CPA PA
2899 West Prospect Road
Ft. Lauderdale, FL 33309

954 514-7119 email: tom@tfwcpa.com

Member Florida Institute of Certified Public Accountants

Independent Auditor's Report

Barry Solowey, Partner
Solowey & Co.
Miami, Florida

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Solowey & Co., (the Company) as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solowey & Co. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages nine through fourteen is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages nine through fourteen has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in pages nine through fourteen is fairly stated in all material respects in relation to the financial statements as a whole.

Thomas F Walsh CPA PA

Fort Lauderdale, Florida

February 18, 2014

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

STATEMENT OF ASSETS, LIABILITIES AND PARTNERS CAPITAL

DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
CURRENT ASSETS:		
Cash	$ 606,168	$ 603,678
Investments at market value	6,094	6,980
Prepaid expenses	1,015	1,916
Total current assets	613,277	612,574
FURNITURE AND EQUIPMENT AT COST:		
Furniture and equipment	41,562	41,562
Less accumulated depreciation	41,562	41,562
Net furniture and equipment	-	-
TOTAL ASSETS	$ 613,277	$ 612,574
LIABILITIES AND PARTNERS EQUITY		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$ 6,407	$ 4,961
Total current liabilities	6,407	4,961
PARTNERS EQUITY:		
Partners capital	606,870	607,613
Total partners equity	606,870	607,613
TOTAL LIABILITIES AND PARTNERS EQUITY	613,277	612,574

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY
DIB/A SOLOWEY AND CO.

STATEMENT OF INCOME AND PARTNERS CAPITAL

FOR THE YEARS ENDED DECEMBER 31. 2013 AND 2012

	2013	2012
REVENUES:		
Trading income	$ (31,874)	$ (35,850)
Other income	100	887
Total revenue	(31,773)	(34,963)
EXPENSES:		
Floor brokerage and clearing fees	12,141	22,122
Office rent	21,200	40,400
Insurance	1,435	11,307
Dues and subscriptions	9,638	9,295
Other expenses	110,556	89,230
Total expenses	154,969	172,354
INCOME BEFORE TAXES	(186,743)	(207,317)
PROVISION FOR INCOME TAXES	-	-
NET INCOME	(186,743)	(207,317)
CAPITAL - Beginning of year	607,613	616,930
TOTAL	420,870	409,613
CAPITAL CONTRIBUTIONS	186,000	208,000
TOTAL	606,870	617,613
LESS PARTNERS DISTRIBUTIONS	-	10,000
CAPITAL - End of year	606,870	607,613

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flow From Operating Activities:		
Net income	(186,743)	(207,317)
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in accounts prepaid	901	748
(Increase) decrease in securities	886	(6,980)
(Decrease) increase in accounts payable	1,446	899
Net cash flow provided by operating activites	(183,510)	(212,650)
Cash Flow From Investing Activities:		
Purchase of furniture and equipment	-	-
Net cash flow provided by (used in) investing activities	-	-
Cash Flow From Financing Activities:		
Capital contributed net of (distributions)	186,000	198,000
Net cash flow provided by (used in) financing activities	186,000	198,000
Net Increase (Decrease) In Cash	2,490	(14,650)
Cash At Beginning of Year	603,678	618,328
Cash At End of Year	606,168	603,678

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

SUBORDINATED LIABILITIES AT JANUARY 1, 2012	**0**
Changes during the year	0
SUBORDINATED LIABILITIES AT DECEMBER 31, 2012	**0**
Changes during the year	0
SUBORDINATED LIABILITIES AT DECEMBER 31, 2013	0

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY

D/B/A SOLOWEY AND CO.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was formed as a partnership on August 1, 1976 to engage in the business of acting as brokers and dealers and of buying, selling, trading, holding and otherwise dealing in stocks, bonds and other securities. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, or FINRA.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. The clearing broker provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company self clears all firm trades through the National Securities Clearing Corp. (NSCC).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Both firm and customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET - The Company earns the majority of its revenue by trading for its own account

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH EQUIVALENTS - For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

The Company maintains $211,886 of its cash with two banks which is protected by the Federal Deposit Insurance Corporation but the remainder of the cash, or $400,376, is not protected as a broker dealer in securities by SIPC, the Securities Investor Protection, or the FDIC.

FAIR VALUE MEASUREMENT - Under FASB ASC 820, Fair Value Measurements and Disclosures, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company has determined that there was no material difference between the carrying value and the fair value of its financial assets and liabilities as at December 31, 2013 and therefore no adjustment for the effect of FASB ASC 820 was made to the Company's financial statements as at December 31, 2013.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2013 and 2012 the net capital ratio was 0.0128 and 0.0100 to 1 and net capital was $ 602,175 and $ 602,017 which exceeded the minimum net capital requirement by $ 502,175 and $ 502,017.

NOTE 4 – CASH

Included in cash are $50,129 and $90,129 in interest-earning deposits retained by the clearing broker-dealers to offset unsecured customer debits for the years ended December 31, 2013 and 2012, respectively.

NOTE 5 - INCOME TAXES

The Company, as a partnership, passes through all the net income to the partners who pay personal income tax on the income of the Company. Therefore, there is no provision for income taxes in the Company.

NOTE 6 — COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has paid $ 21,200 and $ 40,400 in office rent to the partners in 2013 and 2012 respectively. The Company paid $54,100 to Scott Solowey, the son of both partners, for business and marketing consultations as an independent contractor.

NOTE 7 — SUBSEQUENT EVENTS

Management evaluated subsequent events through February 24, 2014, the date the financial statements were available to be issued. No significant subsequent events were identified.

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

AS OF DECEMBER 31, 2013 AND 2012

COMPUTATION OF NET CAPITAL

	2013	2012
Total Partners Equity	$ 606,870	$ 607,613
Deductions and/or charges:		
Nonallowable assets:		
Security haircuts	(3,680)	(3,680)
Prepaid expenses	(1,015)	(1,916)
Net Capital	$ 602,175	$ 602,017
Net Capital Required (gerater of a. or b.)	$ 100,000	$ 100,000
a. Minimum captial required (6 2/3% of aggregate indebtedness)	$ 427	$ 331
b. Minimum dollar of net capital required	$ 100,000	$ 100,000
Excess net capital	$ 502,175	$ 502,017
Total aggregate indebtedness	$ 6,407	$ 4,961
Ratio of aggregate indebtedness to net capital	0.0128	0.0099

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

AS OF DECEMBER 31, 2013 AND 2012

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

	2013	2012
The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 608,582	$ 606,977
Decrease in net capital due to increase in accounts payable	(6,407)	(4,960)
Net capital per report	$ 602,175	$ 602,017

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Solowey and Co. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

Thomas F Walsh CPA PA
2899 Ist Prospect Road
Ft. Lauderdale, FL 33309
954 514-7119
email: tom@tfwcpa.com
Member Florida Institute of Certified Public Accountants

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Partners
Solowey and Co.
Miami, Florida

I have examined the financial statements of Solowey and Co. for the year ended December 31, 2012 and have issued my report thereon, dated January 30, 2013. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Thomas F Walsh CPA PA

T F Walsh

February 24, 2014

Phone Number 954 514-7119 Thomas F Walsh CPA PA FAX Number 954 320-7965

Thomas F Walsh CPA PA
2899 Ist Prospect Road
Ft. Lauderdale, FL 33309
954 514-7119
email: tom@tfwcpa.com
Member Florida Institute of Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Partners
Solowey and Co.
Miami, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Solowey and Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Solowey and Co.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Solowey and Co.'s management is responsible for the Solowey and Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the period from January 1, 2013 to December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed

additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas F Walsh CPA, P. A.

T F Walsh

Certified Public Accountant
February 24, 2014

Phone Number 954 514-7119 Thomas F Walsh CPA PA FAX Number 954 320-7965

Thomas F Walsh CPA PA
2899 West Prospect Road
Ft. Lauderdale, FL 33309
954 514-7119
email: tom@tfwcpa.com
Member Florida Institute of Certified Public Accountants

February 24, 2014

Mr. Barry Solowey Solowey & Co.
6801 SW 101 Street
Miami, FL 33156

I have audited the financial statements of Solowey & Co. for the year ended December 31, 2013, and have issued my report thereon dated February 24, 2014. Professional standards require that I provide you with information about my responsibilities under generally accepted auditing standards. Professional standards also require that I communicate to you the following information related to my audit.

There were no significant audit findings other than those adjusting journal entries that were reviewed and approved by you.

Qualitative Aspects of Accounting Practices
Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Solowey & Co. are described in note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2013. I noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> The net capital calculation for the Securities and Exchange Commission and for FINRA. This calculation shows the amount of net capital at year end and the minimum amount required to do business. I evaluated the key factors and assumptions used to develop the net capital and the required minimum net capital in determining that it is reasonable in relation to the financial statements taken as a whole.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

> The disclosure of the related party transactions with you and your wife. This includes the office rent and payments for the services of Scott Solowey.

Difficulties Encountered in Performing the Audit
I encountered no significant difficulties in dealing with management in performing and completing my audit.

Corrected and Uncorrected Misstatements
Professional standards require me to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. I am pleased to report that no such disagreements arose during the course of my audit.

Management Representations
I have requested certain representations from management that are included in the management representation letter dated February 24, 2014.

Management Consultations with Other Independent Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, my professional standards require the consulting accountant to check with me to determine that the consultant has all the relevant facts. To my knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues
I generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of my professional relationship and my responses were not a condition to my retention.

This information is intended solely for the use of the partners and management of Solowey & Co. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

T F Walsh

Thomas F Walsh CPA PA